02047692

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of July, 2002
Commission File Number 1-8819

P.E. 7/31/02

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: three company announcement made on:

27 June 2002
BT Acquires the assets and business of Scoot.com plc
Notification of interests of Directors - Andy Green and Ian Livingston

11 July 2002
BT appoints new non-executive Director - Clayton Brendish

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2) Name of Directors

Andy Green
Ian Livingston

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Options granted to the two named Directors above under the BT Group Employee Sharesave Scheme

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

n/a

5) Please state whether notification relates to a person(s) connected with the Directors named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Grant of options under the BT Group Employee Sharesave Scheme

7) Number of shares/amount of stock acquired

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13) Date of transaction

n/a

14) Date Company informed

n/a

15) Total holding following this notification

Andy Green
Personal holding of 62,316 shares
Executive Share Plan - contingent awards totalling 144,890 shares
Deferred Bonus Plan - awards totalling 63,524 shares
Incentive Share Plan - contingent awards totalling 258,332

Options granted under the Employee Sharesave Scheme totalling 3,472

Ian Livingston
Personal holding of 110,444 shares
Retention Share Plan awards totalling 604,045 shares

Options granted under the Employee Sharesave Scheme totalling 7,290

16) Total percentage holding of issued class following this notification

n/a

If a Director has been granted options by the company please complete the following boxes

17) Date of grant

24.06.02

18) Period during which or date on which exercisable

Andy Green has a 3-year option exercisable between 14 August 2005 and 13 February 2006

Ian Livingston has a 5-year option exercisable between 14 August 2007 and 13 February 2008

19) Total amount paid (if any) for grant of the option

nil

20) Description of shares or debentures involved: class, number

Ordinary shares of 5p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

3-year option price 255p

5-year option price 227p

22) Total number of shares or debentures over which options held following this notification

Andy Green has options granted under the Employee Sharesave Scheme totalling 3,472

Ian Livingston has options granted under the Employee Sharesave Scheme totalling 7,290

23) Any additional information

The above named Directors have technical interests, as at 27 June 2002 under Section 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 36,856,011 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited to satisfy the exercise of options under the BT Employee Sharesave Scheme 1994;

- A technical interest, together with all employees of BT Group plc in 24,571,130 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

- A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 5152

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 27 June 2002

End

BT Group

News release

June 27, 2002

BT ACQUIRES THE ASSETS AND BUSINESS OF SCOOT.COM PLC

BT Group plc ("BT") today announced that it has entered into an agreement to acquire the assets and business of Scoot.com plc ("Scoot"), the business finder directory service. The consideration will comprise cash of £5 million and the assumption of deferred income balances and certain lease liabilities totalling approximately £3 million. The transaction, which will be unanimously recommended by the board of Scoot, is conditional only upon the approval of Scoot's shareholders. BT has received undertakings to vote in favour of the transaction from shareholders representing 26.3 per cent of the issued share capital of Scoot.

BT intends to integrate Scoot's assets into BT Retail's Operator & Directory Services business, strengthening BT's position as Europe's leading directory enquiries provider.

The forthcoming deregulation of directory enquiry services in the UK will allow BT to offer a much fuller range of services to its customers, as the boundaries between directory enquiries and the classified listing markets are removed.

Pierre Danon, CEO of BT Retail, commented "The acquisition of the Scoot business is an exciting development for BT Retail. Scoot has been very successful in developing a comprehensive classified listings database and in establishing a highly efficient classified search engine. The Scoot brand is well recognised and highly regarded. We will be making a wider strategy announcement giving further details of BT Retail's directory enquiries strategy in due course." The board of Scoot intends to despatch a circular shortly, in respect of the transaction, to Scoot's shareholders. It is expected that the transaction will complete after the EGM of Scoot shareholders to approve the transaction.

Notes for Editors

BT is one of the world's leading providers of telecommunications services and one of the largest private sector companies in Europe. Its principal activities include local, long distance and international telecommunications services, Internet and broadband services and IT solutions.

Scoot.com plc provides a range of directory and transaction services through a number of communication channels, including the telephone and internet, to subscribers and users in the United Kingdom.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All news releases can be accessed at our web site:

www.btplc.com/mediacentre

BT Group

News release

July 11, 2002

BT APPOINTS NEW NON-EXECUTIVE DIRECTOR

BT Group today announced the appointment of Clayton Brendish to the board of BT Group plc as a non-executive director. Mr Brendish, who will join the board on 1 September, 2002, is the former deputy chairman of CMG plc, and the founder and executive chairman of Admiral plc.

Sir Christopher Bland, chairman of BT, said: "I am delighted to welcome Clay to the board. He brings with him a wealth of experience in the information technology industry gained from a variety of entrepreneurial and non-executive roles. He will make a major contribution to our deliberations as we continue to drive the BT Group forward."

The appointment means that BT will have a majority of independent non-executive directors on its board.

Notes to Editors:

BIOGRAPHICAL DETAILS

Mr Clayton Brendish

Clay Brendish, 55, is a former executive deputy Chairman of CMG plc having joined the board when it acquired Admiral. Having overseen the first year of integration, he announced his retirement in May 2001. Clay Brendish was co-founder and executive chairman of Admiral in 1979. He has also acted as an advisor to the Government on the efficiency of the Civil Service, working as an advisor to the Chancellor of the Duchy of Lancaster and the Office of Public Services on their respective Next Steps Agencies. He also played a prominent role in the privatisation of HMSO, the Civil Service Occupational Health & Safety Agency (OHSA) and Recruitment and Assessment Services (RAS).

Clay is president of the Chartered Management Institute; a trustee of Economist Newspapers Ltd; a council member of City University of London; non-executive chairman of Beacon Investment Fund; and a non-executive director of Elexon Ltd, Herald Investment Trust Plc, and QinetiQ. He has recently stepped down as an external non-executive member of the PricewaterhouseCoopers Corporate Finance Advisory Board, and is stepping down shortly as a member of the Independent Television Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: July 11, 2002 By:

PATRICIA DAY
Authorized Representative